Brighthouse Financial, Inc. 11225 N. Community House Rd. Charlotte, NC 28277
August 24, 2023

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Michael Volley
Amit Pande

Ladies and Gentlemen:

This letter sets forth the responses of Brighthouse Financial, Inc. (the “Company,” “we,” “us,” and “our”) to the comments contained in your letter, dated July 6, 2023, and as further discussed during our telephone conversation on July 12, 2023, relating to the Form 10-K filed by the Company on February 23, 2023 (the “2022 Form 10-K”) and the Form 10-Q filed by the Company on May 9, 2023 (the “First Quarter Form 10-Q”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Company’s responses are set forth in plain text immediately following each comment.

Form 10-K Filed February 23, 2023

Note 10. Equity - Statutory Financial Information, page 174

1.Please tell us and revise future filings to disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements. Refer to ASC 944-505-50-1 for guidance.

The Company’s insurance subsidiaries are subject to statutory capital and surplus regulatory requirements imposed by regulators in the state of domicile of such insurance subsidiaries. These requirements were developed by the National Association of Insurance Commissioners (“NAIC”) and are used by regulators to assess the minimum amount of statutory capital and surplus needed for an insurance company to support its operations, based on its size and risk profile. Regulatory compliance is determined by a risk-based capital (“RBC”) ratio (“RBC ratio”) of a company’s total adjusted capital (“TAC”) to the minimum amount of statutory capital and surplus (referred to as company action level RBC), each calculated in a manner prescribed by the NAIC.

The Company notes that it discloses the statutory capital and surplus of Brighthouse Life Insurance Company and New England Life Insurance Company in Note 10 — “Equity” of the Notes to its Consolidated Financial Statements, contained in the 2022 Form 10-K on page 174.

brighthousefinancial.com

In response to the Staff’s comment, the Company will revise future annual reports, commencing with the Company’s annual report on Form 10-K for the year ending December 31, 2023 (the “2023 Form 10-K”), as described below. Please note that the Company’s proposed disclosure for inclusion within future annual reports on Form 10-K is marked to show the changes from the 2022 Form 10-K disclosure on page 174.

“The states of domicile of the Company’s insurance subsidiaries impose RBC requirements that were developed by the National Association of Insurance Commissioners (“NAIC”). ~~The~~ Such requirements are used by regulators to assess the minimum amount of statutory capital and surplus needed for an insurance company to support its operations, based on its size and risk profile (referred to as “company action level RBC”). RBC is based on ~~the~~ statutory financial statements and is calculated in a manner prescribed by the NAIC~~,~~. ~~with the~~ The RBC ratio, which is the basis for determining regulatory compliance, is equal to ~~the~~ total adjusted capital (“TAC”) divided by the applicable company action level RBC. Companies below 100% of their company action level RBC ~~minimum RBC ratios~~ are subject to corrective action. ~~The RBC ratios~~ As of December 31, 20XX, the annual RBC ratios for the Company’s insurance subsidiaries were each in excess of ~~such minimums for all periods presented~~ XXX%.”

2.We note the disclosure throughout your filing related to your use of combined RBC. Please tell us and revise future filings to discuss how combined RBC is used by your regulators. If it is not used, please revise to expand on why you use the measure.

Combined RBC ratio (“Combined RBC Ratio”) reflects the aggregate RBC ratio of our insurance subsidiaries, defined as the aggregate TAC of our insurance subsidiaries divided by the total of their respective company action level RBCs. Combined RBC Ratio is an internal metric used by the Company to manage the risk associated with its insurance products through our capital and exposure risk management program; it is not a metric required or used by regulators. As described on page 63 of the 2022 Form 10-K, the Company targets a Combined RBC Ratio of 400%-450% in normal market conditions. In response to the Staff’s comment, we will revise future annual filings, commencing with the 2023 Form 10-K, to define Combined RBC Ratio, describe why we use Combined RBC Ratio and clarify that it is not a metric used by regulators.

See below for the Company’s proposed disclosure to be added under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Risk Management Strategies” in future annual reports on Form 10-K:

“Combined RBC ratio (“Combined RBC Ratio”) reflects the aggregate RBC ratio of our insurance subsidiaries, defined as aggregate total adjusted capital of our insurance subsidiaries divided by the total of their respective company action level RBCs. Combined RBC Ratio is an internal metric used by the Company to manage the risk associated with its insurance products through our capital and exposure risk management program; it is not a metric required or used by regulators.”

brighthousefinancial.com

Form 10-Q Filed May 9, 2023

Non-GAAP Financial Disclosures, page 63

3.We note your reconciliation of net income/(loss) available to shareholders to adjusted earnings on page 66. Please provide us detail of the underlying adjustments in the “Other adjustments” reconciling item for each quarter presented and provide us relevant facts and circumstances to explain what the items represent and why you adjust for them.

The table below presents the breakdown of the underlying adjustments included within the “Other Adjustments” item of our reconciliation of Net Income/(Loss) Available to Shareholders to Adjusted Earnings.

(In millions)	Three Months Ended March 31,
	2023	2022
Investment Hedge Adjustments	$ (38)	$ (6)
Market Value Adjustments	(8)	38
Total: Other Adjustments	$ (46)	$ 32

As noted in the table above, Other Adjustments include: (1) earned income and amortization of premium on derivatives that are hedges of investments or that are used to replicate certain investments, but do not qualify for hedge accounting treatment (“Investment Hedge Adjustments”), and (2) change in fair value of the crediting rate on experience-rated contracts (“Market Value Adjustments”), as described on page 63 of the First Quarter Form 10-Q. The components of Other Adjustments are consistent for each period presented.

Investment Hedge Adjustments add back investment income accruals for certain non-qualified hedging instruments that are removed as part of the Net Derivative Gain/Loss (“NDGL”) adjustment. The Company presents all amounts associated with non-qualified hedging instruments in NDGL, including accruals of investment income which are intended to economically offset investment income on the hedged assets or replicate the yield of fixed income instruments. The NDGL adjustment is designed to exclude the impact of market volatility from adjusted earnings. Due to the fact that Investment Hedge Adjustments represent investment income, they are added back to adjusted earnings after being removed as part of the NDGL adjustment.

Market Value Adjustments are made to eliminate the mark-to-market impact of experience rated group annuity contract assets and liabilities where the experience rating feature is linked to a contractually referenced pool of assets. Under accounting principles generally accepted in the United States of America (“GAAP”), the change in fair value of the experience rating feature is presented in Net Income/(Loss) Available to Shareholders, while the mark-to-market on the related assets is presented in Other Comprehensive Income. This adjustment removes the change in fair value of the experience rating feature from adjusted earnings to exclude the impact of short-term market volatility, allowing management, potential investors and other users of the financial statements to better understand the fundamental business trends and the underlying profitability drivers of the Company.

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In response to the Staff’s comment, on page 70 of its second quarter Form 10-Q filed on August 9, 2023 (the “Second Quarter Form 10-Q”), the Company presented Investment Hedge Adjustments as an adjustment to NDGL and Market Value Adjustments as an individual line item within our reconciliation of Net Income/(Loss) Available to Shareholders to Adjusted Earnings instead of presenting these adjustments as “Other Adjustments” within the reconciliations included in Management’s Discussion and Analysis of Financial Condition and Results of Operations of such filing and, accordingly, the Company deleted the line item “Less: Other Adjustments” from the reconciliation table (see the excerpt from the Second Quarter Form 10-Q below). Investment Hedge Adjustments and Market Value Adjustments are defined within the “Non-GAAP and Other Financial Disclosures” on page 66 of the Second Quarter Form 10-Q. We will continue to present these revised disclosures in our future quarterly reports on Form 10-Q and annual reports on Form 10-K.

Reconciliation of Net Income (Loss) Available to Shareholders to Adjusted Earnings

	Three Months Ended June 30, 2023
	Annuities	Life	Run-off	Corporate & Other	Total
	(In millions)
Net income (loss) available to shareholders	$(221)	$14	$253	$(246)	$(200)
Add: Provision for income tax expense (benefit)	67	3	(368)	236	(62)
Income (loss) available to shareholders before provision for income tax	(154)	17	(115)	(10)	(262)
Less: Net investment gains (losses)	(56)	(4)	(7)	3	(64)
Less: Net derivative gains (losses), excluding investment hedge adjustments of $23	(1,755)	3	(89)	7	(1,834)
Less: Change in market risk benefits	1,300	—	—	—	1,300
Less: Market value adjustments	—	—	2	—	2
Pre-tax adjusted earnings, less net income (loss) attributable to noncontrolling interests and preferred stock dividends	357	18	(21)	(20)	334
Less: Provision for income tax expense (benefit)	66	3	(5)	(1)	63
Adjusted earnings	$291	$15	$(16)	$(19)	$271

4.Please tell us and revise future filings to disclose how you calculate the provision for income tax related to your adjusted earnings Non-GAAP measure.

The provision for income tax related to our Non-GAAP adjusted earnings measure is calculated using the statutory tax rate of 21%, net of impacts related to the dividends received deduction, tax credits and current period non-recurring items. In response to the Staff’s comment, within the “Non-GAAP Financial Disclosures” on pages 66 and 67 of the Second Quarter Form 10-Q, the Company disclosed how the provision for income tax for adjusted earnings is determined as described above (see the excerpt from the Second Quarter Form 10-Q below).

“The provision for income tax related to adjusted earnings is calculated using the statutory tax rate of 21%, net of impacts related to the dividends received deduction, tax credits and current period non-recurring items.”

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We will continue to present such revised disclosure within our future quarterly reports on Form 10-Q and annual reports on Form 10-K.

5.Please tell us how you considered whether each of the change in market risk benefits adjustments and the other adjustments used to calculate adjusted earnings have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Additionally, please tell us if you believe the resulting consolidated measure of adjusted earnings is misleading and violates Rule 100(b) of Regulation G. Please refer to Questions 100.04 and 104.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for guidance.

The Company has considered Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (“Non-GAAP C&DIs”) and does not believe the Change in Market Risk Benefits adjustments and the other adjustments used to calculate adjusted earnings have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. As described in our response to Comment 3 above, Other Adjustments is comprised of Market Value Adjustments and Investment Hedge Adjustments. The adjustments related to Net Investment Gain/Loss, Net Derivative Gain/Loss, Change in Market Risk Benefits and Market Value Adjustments remove the effects of market volatility from Net Income/(Loss) Available to Shareholders and do not replace GAAP fair value recognition or measurement principles. Investment Hedge Adjustments add back investment income accruals for certain non-qualified hedging instruments that are removed as part of the Net Derivative Gain/Loss adjustment, as described in our response to Comment 3 above. Net Investment Gains/Loss, Net Derivative Gain/Loss, Market Risk Benefits and Market Value Adjustments can vary significantly from period to period based on market conditions. The Company therefore believes that adjusting for these items to calculate adjusted earnings does not result in a consolidated financial measure that is misleading. Rather, the Company believes these adjustments allow adjusted earnings to reflect the underlying profitability drivers of the Company’s business by removing the effects of market volatility.

The Company also considered Question 104.04 of the Non-GAAP C&DIs and does not believe the presentation of the consolidated measure of adjusted earnings, considered together with the accompanying reconciliation and disclosures within the “Non-GAAP Financial Disclosures” section of the First Quarter Form 10-Q, is misleading and violates Rule 100(b) of Regulation G. The Company believes the presentation of the consolidated adjusted earnings, as the Company measures it for management purposes, enhances investors’ understanding of the Company’s performance by highlighting the results of operations and the underlying profitability drivers of the Company’s business. The Company discloses that total segment adjusted earnings is a Non-GAAP measure, as well as how management uses the measure and why management believes this measure is helpful to investors. Additionally, a reconciliation to Net Income/(Loss) Available to Shareholders, which is the most directly comparable GAAP financial measure, is included. Net Income/(Loss) Available to Shareholders is also presented with equal or greater prominence. Accordingly, the Company believes the resulting consolidated measure of adjusted earnings is not misleading and does not violate Rule 100(b) of Regulation G.

brighthousefinancial.com

If you have any questions regarding this letter, please do not hesitate to contact me at (980) 365-7127.

Sincerely,

/s/ Kristine H. Toscano

Kristine H. Toscano
Chief Accounting Officer

Cc: Edward Spehar
Executive Vice President and Chief Financial Officer

brighthousefinancial.com